

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

September 9, 2009

Mr. Xuezheng Yuan
President
China Unitech Group, Inc.
No. 1 Xinxin Garden
No. 51 Fangjicun Xudong Road
Wuchang, Wuhan
Hubei, China 430062

> **Re:** **China Unitech Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Fiscal Period Ended September 30, 2008**
> **Filed November 6, 2008**
> **Form 10-Q for the Fiscal Period Ended December 31, 2008**
> **Filed February 5, 2009**
> **Form 10-Q for the Fiscal Period Ended March 31, 2009**
> **Filed May 13, 2009**
> **File No. 0-52832**

Dear Mr. Yuan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief